CONSENT OF THE AUDITOR GENERAL

I have read the Form 18-K (Annual Report) of the Province of Nova Scotia for the fiscal year ended March 31, 2003, dated December 19, 2003, which is incorporated by reference into the Province’s previously filed Registration Statements File Nos. 33-85314 and 333-89492. I have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

I consent to the incorporation, in the above mentioned Form 18-K and Registration Statements, of my report to the Members of the Legislative Assembly of Nova Scotia on the consolidated statement of financial position of the Province of Nova Scotia as at March 31, 2003 and the consolidated statements of operations, change in net direct debt and cash flow for the year ended March 31, 2003. My report is dated July 15, 2003.

     /s/ E. Roy Salmon

E. Roy Salmon, FCA
Auditor General

Halifax, Nova Scotia
December 19, 2003